
March 10, 2009

Mr. Donald W. Blair
Chief Financial Officer
NIKE, Inc.
One Bowerman Drive
Beaverton, OR 97005-6453

Re: **NIKE, Inc.**
          Form 10-K for the year ended May 31, 2008
          File No. 1-10635

Dear Mr. Blair:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note that you have identified various factors that contributed to changes in your sales, gross margins and selling expenses. For example you indicate in your quarterly filings that the increases in Selling and Administrative related primarily to strategic investments in demand creation, including first quarter spending around the 2008 Olympics in Beijing and the European Football Championships. Please revise future filings to quantify the individual impact of these factors where practicable.

2. Although we realize that you discuss selling and administrative expense on page 24, please revise future filings to discuss and analyze the components of the Corporate line item on page 28, as part of your segment discussion.

Quantitative and Qualitative Disclosures about Market Risk, Page 42.

3. We note that changes in foreign currency exchange rates have a material impact on your results of operations. In future filings, please provide a more transparent and comprehensive discussion concerning this issue and the historical and expected impact in the near term. These disclosures may be included here, in the Business section, or MD&A as appropriate.

4. Provide a general discussion explaining your basic, ongoing exposures to changes in foreign currency exchange rates. For example explain why a weaker dollar has a positive impact on your earnings. Identify and quantify, in a reasonably practical manner, the material revenues and expenses derived from operations in the most significant foreign currencies. Explain and quantify how the changes in exchange rates in these currencies impact you earnings.

5. Please tie this discussion into a more transparent and comprehensive discussion about your hedging activities. In a reasonably practical manner, identify and quantify the foreign currency transactions you have hedged relative to the underlying total operations recorded in each significant foreign currency. This discussion may also be expanded to include your overall foreign currency exposure strategy, for example notes denominated in foreign currencies, and hedges of foreign-currency-denominated net investments.

6. You discuss and quantify the impact of foreign currency exchange rates on revenues and gross margins in MD&A . In future filings, if the absolute gross impact of your hedging activities on segment revenues, costs of sales, selling and administrative or other, is material to an understanding of your hedging strategy results, quantify such amounts and discuss the original and ongoing strategy relative to those results.

7. We note that in 2008 you began to hedge your net investments in foreign-currency-denominated wholly-owned international entities. We also noted that you recorded $185 million in investing cash flows resulting from the settlement of certain of these hedges. Please revise future filings, and provide us with a more comprehensive description of your overall net investment hedge strategy, the terms of the hedges settled and what actions precipitated the settlement, if any. Describe how future cash flows may be impacted by your current outlook regarding this activity.

Note 4 – Identifiable Intangible Assets and Goodwill, page 60

8. In future filings please disclosure goodwill by segment as required by paragraph 45 of SFAS 142.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief